FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

NOTES TO FINANCIAL STATEMENTS

1. Summary of significant accounting policies

    Description of business

    FFC Capital Advisors, LLC (the Company) is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory, public finance and bond trading capabilities to individuals, state, local and political subdivisions throughout the Southeast and Gulf Coast Regions in the United States.

    The Company was organized under the laws of the State of Louisiana on June 22, 2007. The Company operated as a startup organization until it was approved by FINRA in December 2011 to offer the sale of general securities to individual and corporate customers. In April 2012, the Company executed an agreement with a third party clearing broker/dealer to carry customer accounts and to accept customer funds and securities.

    Use of estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash and cash equivalents

    Cash and cash equivalents consist of cash and interest-bearing deposits. At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

    The Company considers financial instruments with an original maturity of 90 days or less to be cash equivalents.

    Restricted cash

    The Company has an interest bearing deposit with its clearing broker pursuant to its clearing agreement discussed above that is considered to be restricted and is not considered a cash equivalent.

    Receivables from and payable to clearing organizations

    The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

NOTES TO FINANCIAL STATEMENTS

1. Summary of significant accounting policies (continued)

Furniture and equipment, net

Furniture and equipment is recorded at cost. Depreciation and amortization is recorded on a straight-line basis using estimated useful lives of 3-10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Commissions income

Commissions consist of dealer commissions generated on securities transactions. Commissions, brokerage, and related clearing expenses are recorded on trade date basis as securities transactions occur.

Principal transactions

Principal transactions revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an agent.

Lease expense

The Company expenses rent on a straight-line basis over the lease term.

Impairment of long-lived assets

In accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), long-lived assets used in the business are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. A history of operating losses is a primary indicator of potential impairment.

Income taxes

The Company is organized as a limited liability company and is taxed as a partnership. Accordingly, no provision has been made for federal and state income taxes. These taxes are the responsibility of the members, who include their share of the Company's income and deductions in their respective tax returns.

1. Summary of significant accounting policies (continued)

   Income taxes (continued)

   The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC relating to Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

   Concentration of credit risk

   The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

   Fair value

   Cash and restricted cash are considered short-term instruments. The carrying amounts are a reasonable estimate of fair value.

2. Intangible asset

   Intangible asset consisted of an unregistered trademark. Amortization expense amounted to $2,882 during the year ended December 31, 2015.

   Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. During 2015, the Company determined that, based on estimated future cash flows, the carrying amount of the unregistered trademark had no fair value; accordingly, an impairment loss of $31,956 was recognized and recorded by the Company.

3. Property and equipment, net

Classification of furniture and equipment, net are summarized as follows:

Furniture	$	66,479
Office equipment		66,225
Leasehold improvements		109,670
Computer software licenses		55,000
		297,374
Less: accumulated depreciation and amortization		(169,844)
	$	127,530

Depreciation and amortization expense amounted to $49,965 during the year ended December 31, 2015.

4. Related party transactions

On July 25, 2010, a management agreement with a twenty three percent (23%) member of the Company became effective. The member provides Managers to oversee the operation of the Company. Therefore, the member is entitled to receive a fee for the services rendered. The amount of the fee shall be determined by the members but will be no less than the greater of $250,000 annually or ten percent (10%) of the eligible gross revenue of the Company. The Company shall reimburse any Manager for reasonable out-of-pocket expenses that were incurred by the Manager on behalf of the Company with respect to the operation of the Company. Under this management agreement, the Company expensed the member $250,000 for the year ended December 31, 2015. The member also agreed to pay all health insurance, certain technology, and shared marketing and software expenses. A reasonable basis for allocation (square footage, percent of total revenue, and hours worked) is used to apportion shared expenses to the Company. In addition, the member agreed to be legally liable to vendors for the costs incurred and expenses paid on behalf the Company. Amounts due from affiliates relating to reimbursement of expenses from a member totaled $24,401 at December 31, 2015. Amounts due to affiliates relating to the reimbursement of costs associated with the expense sharing agreement totaled $5,577 at December 31, 2015.

An owner of an equity share of the Company also acts in the capacity of a commissioned broker for the Company. This owner was paid approximately $15,300 of net commissions for the year ended December 31, 2015. A second owner of an equity share of the Company also acts in the capacity of commissioned broker for the Company and also receives a salary from the Company as its sales manager. Amounts of approximately $4,200 of commission fees could be collected from this second owner for the year ended December 31, 2015 although this amount has been fully reserved. The second owner also was paid a salary of approximately $32,600 in salary during the year ended December 31, 2015.

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

NOTES TO FINANCIAL STATEMENTS

5. Leases

The Company conducts its operations from an office under a non-cancelable operating lease. The lease term is a seven year period ending on September 30, 2019. The Company entered into a second non-cancelable lease for an additional facility in Opelousas, Louisiana during 2013. The lease term on the Opelousas lease is a four year period ending on February 28, 2017. Lease expense of $58,047 was recorded for the year ended December 31, 2015 related to these lease agreements. Future minimum payments required under the operating leases are as follows:

2016	$	60,105
2017		55,083
2018		53,783
2019		40,337
	$	209,308

6. Regulatory requirements

The Company, as a registered broker/dealer in securities, is subject to the uniform Net Capital Rule (Rule 15c3 - 1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined in the Rule, of $100,000, or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2015, the Company had net capital of $278,003, which was $178,003 in excess of its required net capital of $100,000. The Company had aggregate indebtedness of $82,669 at December 31, 2015. The Company's ratio of aggregate indebtedness to net capital ratio was 0.297 to 1 at December 31, 2015.

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirement of Rule 15c3-3.

7. Members' equity

The Company has issued 100,000 shares of common units and 3 shares of preferred units. The holders of common share units are entitled to cast one vote for all matters that are submitted to the vote of members of the Company. The holders of preferred shares of the Company do not vote on matters and receive a dividend payment with a cumulative preferred annualized rate of return of seven percent. The Company paid dividends of $105,000 to preferred holders during the year ended December 31, 2015.

Upon the occurrence of a buy-sell event, the Company shall have exclusive option to purchase the withdrawing member's ownership interest within thirty calendar days following delivery to the Company of the buy-sell notice. The Company must give notice of its election of the purchase option to the withdrawing member or the withdrawing member's representative within thirty calendar days of receipt of the buy-sell notice.

Upon the occurrence of a buy sell event, and expiration of the Company's purchase option, or in the event the Company chooses to refuse its right to invoke its right of first refusal, each of the members, except the withdrawing member, shall have an option to purchase the withdrawing member's ownership interest. This right will be allocated among the members who elect to purchase in the proportion they mutually agreed upon, or, in the absence of agreement, in the ratio that each of the purchasing members' ownership interest bears the aggregate ownership interest of all purchasing members. The purchasing members must give notice of their election to exercise their purchase option to the withdrawing member and all other members within sixty calendar days following delivery of the buy-sell notice.

8. Going Concern

The Company has experienced reoccurring losses from operations since inception totaling $2,563,980. However, the Company has a members' equity balance of $438,344 as of December 31, 2015. This is due to the sale of preferred unit shares. Those factors create an uncertainty about the Company's ability to continue as a going concern. The Company is committed to exploring opportunities to strengthen cash flow and its financial condition. The Company will (1) revise the sales strategy to be more proactive in seeking out retail brokerage opportunities, (2) complete the FINRA membership agreement change process to ensure the Company has the ability to operate with the minimum required operating powers and net capital requirements, (3) maintain current preferred unit placement documents to ensure the Company has the ability to conduct self-offerings through private placement to accredited investors.

Management acknowledges that uncertainty remains over the ability of the Company to meet its regulatory minimum net capital requirements and normal operating obligations. However, management has a reasonable expectation that the Company will complete the sale of additional preferred units to fund the projected operating deficit while simultaneously cutting significant operating expenses related to non-core business operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

9. Contingencies

In the normal course of business activities, the Company is subject to regulatory examination or other inquiries. These matters could result in censures, fines or other sanctions. Management believes that outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

10. Subsequent events

Management has evaluated subsequent events through the date that the financial statements were available to be issued March 15, 2016. On February 24, 2016, Management filed a Membership Change Agreement with FINRA to remove several powers and reduce the net capital requirement from $100,000 to $5,000. Furthermore, Management requested the removal of Trading Away capabilities through Pershing, which will result in the reduction of restricted cash from $100,000 to $25,000. No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.